Consolidated Financial Statements

For the Years Ended December 31, 2012 and 2011

MANAGEMENT REPORT

Management’s Responsibility for Consolidated Financial Statements

The accompanying consolidated financial statements of Augusta Resource Corporation (the “Company”) are the responsibility of Management. The consolidated financial statements have been prepared by management in United States dollars in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and include certain estimates that reflect management’s best judgments.

The Company’s Board of Directors has approved the information contained in the consolidated financial statements. The Board of Directors fulfills its responsibilities regarding the financial statements mainly through its Audit Committee, which has a written mandate that complies with the current requirements of Canadian securities legislation and the United States Sarbanes-Oxley Act of 2002 and complies with the Audit Committee requirements of the NYSE-MKT. The Audit Committee meets at least on a quarterly basis.

Management’s Assessment of Internal Control over Financial Reporting

Management is also responsible for establishing and maintaining adequate internal control over the Company’s financial reporting. The internal control system was designed to provide reasonable assurance to the Company’s management regarding the preparation and presentation of the consolidated financial statements.

Internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management has assessed the effectiveness of the Company’s internal control over financial reporting as at December 31, 2012. In making its assessment, Management has used the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) framework in Internal Control–Integrated Framework to evaluate the effectiveness of the Company’s internal control over financial reporting. Based on our evaluation, management has concluded that the Company’s internal control over financial reporting was effective as at that date.

Ernst & Young LLP, a registered public accounting firm, was appointed by a vote of shareholders at the Company’s last annual meeting to audit and provide independent opinions on both the consolidated financial statements and the Company’s internal control over financial reporting as at December 31, 2012, as stated in their Auditors’ Report. Ernst & Young LLP has provided such opinions.

Joseph Longpré	Gilmour Clausen
Senior Vice-President & Chief Financial Officer	President & Chief Executive Officer

March 25, 2013
Vancouver, Canada

INDEPENDENT AUDITORS’ REPORT OF REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Augusta Resource Corporation

We have audited the accompanying consolidated financial statements of Augusta Resource Corporation, which comprise the consolidated statements of financial position as at December 31, 2012 and 2011, and the consolidated statements of comprehensive profit (loss), changes in equity and cash flows for the years then ended, and a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Augusta Resource Corporation as at December 31, 2012 and 2011, and its financial performance and its cash flows for the years then ended, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Emphasis of matter

Without qualifying our opinion, we draw attention to Note 1 in the financial statements which indicates that the Company incurred a net comprehensive loss of $9.72 million during the year ended December 31, 2012. In addition, the Company’s forecast cash requirements for the next twelve months require significant expenditures on the Rosemont project, which exceed the Company’s working capital. These conditions, along with other matters set forth in Note 1, indicate the existence of a material uncertainty that raises substantial doubt about the Company’s ability to continue as a going concern.

Other matter

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Augusta Resource Corporation’s internal control over financial reporting as of December 31, 2012, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 25, 2013 expressed an unqualified opinion on Augusta Resource Corporation’s internal control over financial reporting.

Vancouver, Canada,
March 25, 2013.	Chartered Accountants

INDEPENDENT AUDITORS’ REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING UNDER THE STANDARDS OF
THE PUBLIC COMPANY ACCOUNTING OVERSIGHT BOARD (UNITED STATES)

To the Board of Directors and Shareholders of
Augusta Resource Corporation

We have audited Augusta Resource Corporation’s internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Augusta Resource Corporation’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying “Management’s Assessment of Internal Control over Financial Reporting”. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Augusta Resource Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on the COSO criteria.

We also have audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements of Augusta Resource Corporation, which comprise the consolidated statements of financial position as at December 31, 2012 and 2011, and the related consolidated statements of comprehensive profit (loss), changes in equity and cash flows for the years then ended and our report dated March 25, 2013, expressed an unqualified opinion thereon.

Vancouver, Canada,
March 25, 2013.	Chartered Accountants

Augusta Resource Corporation
Consolidated Statements of Financial Position
(in U.S. dollars)

		December 31,	December 31,
	Notes	2012	2011
ASSETS
Current assets
Cash and cash equivalents		$29,050,005	$31,016,782
Short-term investments	5	260,770	286,991
Accounts receivable	10b	4,548,032	1,373,269
Due from related parties	11	18,174	37,898
Current portion of other assets	5	750,000	750,000
Prepaids and other		361,802	463,862
		34,988,783	33,928,802
Non-current assets
Deposits on long-lead equipment	4	11,670,924	78,213,911
Development costs	6	152,708,037	119,014,472
Property, plant, and equipment	4	83,302,232	10,793,397
Mineral properties	6	24,592,564	24,592,564
Other assets	5	2,337,902	1,890,463
		$309,600,442	$268,433,609

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable and accrued liabilities	7	$6,220,268	$5,466,015
Warrants liability	8, 9d	-	1,110,481
Current portion of long-term debt	8	-	44,984,760
		6,220,268	51,561,256
Non-current liabilities
Deferred income tax liability	14	3,516,000	1,211,000
Long-term debt	8	86,837,755	-
Total liabilities		96,574,023	52,772,256
Shareholders' equity
Share capital	9	220,339,132	217,557,562
Reserves		26,416,067	22,113,694
Deficit		(33,728,780)	(24,009,903)
		213,026,419	215,661,353
		$309,600,442	$268,433,609
Commitments	13

On Behalf of the Board of Directors

/S/ Richard W. Warke	/S/ Gilmour Clausen

Richard W. Warke, Director	Gilmour Clausen, Director

Augusta Resource Corporation
Consolidated Statements of Comprehensive Profit (Loss)
(in U.S. dollars)

	Notes	2012	2011

EXPENSES
Salaries and benefits	$11	$1,927,850	$1,927,387
Stock-based compensation	9	2,071,353	3,450,300
Exploration and project investigation		1,213,335	1,522,686
Legal, accounting and audit		671,619	797,540
Travel		240,452	260,437
Consulting		92,576	112,688
Filing and regulatory fees		147,744	250,439
Recruiting fees		31,867	38,031
Office and administration	11	323,539	327,679
Rent	11	247,983	208,845
Investor relations		132,039	112,204
Directors' fees		197,746	199,600
Insurance		354,057	283,909
Membership and conferences		23,623	22,522
Amortization and depreciation		264,290	257,344
Fiscal and advisory services		16,053	18,329
Loss from operations		(7,956,126)	(9,789,940)
Interest and other income		657,107	1,023,999
Other expenses		(507,481)	(594,512)
Gains on shares and warrants		364,088	2,624,251
Foreign exchange gain		47,001	26,672
Interest and finance charges		(18,466)	(14,168)
Gain on sale of interest in joint venture	3a	-	23,602,763
Profit (loss) before taxes		(7,413,877)	16,879,065
Deferred income tax expense	14a	(2,305,000)	(1,211,000)
Net comprehensive profit (loss) for the year		$(9,718,877)	$15,668,065

Earnings (loss) per share
- Basic		$(0.07)	$0.11
- Diluted		$(0.07)	$0.11
Weighted average number of shares outstanding -
- Basic		143,958,525	141,422,942
- Diluted		143,958,525	145,227,236

See accompanying notes to the consolidated financial statements

Augusta Resource Corporation
Consolidated Statements of Cash Flows
(in U.S. dollars)

	Notes	2012	2011
Cash flows used in operating activities
Net comprehensive profit (loss) for the year		$(9,718,877)	$15,668,065
Items not involving cash
Amortization and depreciation		264,290	257,344
Unrealized foreign exchange loss (gain)		(53,582)	185,411
Accretion income		(311,080)	(352,075)
Stock-based compensation		2,071,353	3,450,300
Deferred income tax expense	14a	2,305,000	1,211,000
Gains on shares and warrants		(364,088)	(2,624,251)
Gain on sale of interest in joint venture	3	-	(23,602,763)
Other		-	722
		(5,806,984)	(5,806,247)
Changes in non-cash working capital items	10a	475,124	(925,568)
Cash used in operating activities		(5,331,860)	(6,731,815)
Financing activities
Shares issued for cash	9c	1,689,519	24,949,124
Share issue costs			(115)
Financing costs		(1,103,361)	-
Joint venture partner's contribution	3	-	31,409,649
Proceeds from long-term debt	8	40,000,000	-
Cash provided by financing activities		40,586,158	56,358,658

Investing activities
Deposits on long-lead equipment		(4,265,941)	(16,360,396)
Development cost expenditures		(29,090,236)	(31,110,944)
Property, plant and equipment expenditures		(2,873,925)	(1,217,732)
Advances to joint venture	10b	(3,148,497)	(1,329,453)
Proceeds from insurance claim		2,125,691	-
Proceeds from long-term receivable		750,000	500,000
Purchase of other assets		(770,149)	(152,900)
Proceeds from sale of short-term investments		-	133,852
Proceeds from sale of fixed assets		-	8,000
Purchases of short-term investments		-	(514,986)
Cash used in investing activities		(37,273,057)	(50,044,559)

Effect of exchange rate changes on cash and cash equivalents		51,982	(70,843)
Decrease in cash and cash equivalents		(1,966,777)	(488,559)
Cash and cash equivalents, beginning of year		31,016,782	31,505,341
Cash and cash equivalents, end of year		$29,050,005	$31,016,782

Supplemental cash flow information on non-cash transactions	10

See accompanying notes to consolidated financial statements

Augusta Resource Corporation
Consolidated Statements of Changes in Equity
(in U.S. dollars except for shares)

	Common Shares without				Total
	Par Value				Shareholders'
	Shares	Amount	Reserves	Deficit	Equity

Balance at December 31, 2010	135,595,702	$183,663,391	$17,958,798	$(39,677,968)	$161,944,221
Share issue costs	-	(115)	-	-	(115)
Shares issued on vesting of restricted share units	111,665	408,818	(408,818)	-	-
Proceeds from exercise of stock options	1,535,230	5,178,020	(1,831,800)	-	3,346,220
Proceeds from exercise of warrants	5,452,795	27,252,895	-	-	27,252,895
Restricted shares issued	465,000	1,054,553	(514,553)	-	540,000
Stock-based compensation expense	-	-	3,450,300	-	3,450,300
Stock-based compensation capitalized	-	-	3,459,767	-	3,459,767
Net comprehensive profit for the year	-	-	-	15,668,065	15,668,065
Balance at December 31, 2011	143,160,392	$217,557,562	$22,113,694	$(24,009,903)	$215,661,353
Proceeds from exercise of stock options	790,002	2,404,681	(715,162)	-	1,689,519
Restricted shares and restricted share units issued, net of forfeitures	136,334	376,889	(376,889)	-	-
Stock-based compensation expense	-	-	2,071,737	-	2,071,737
Stock-based compensation capitalized	-	-	1,641,942	-	1,641,942
Warrant liability transferred to reserves - Note 9d	-	-	1,680,745	-	1,680,745
Net comprehensive loss for the year	-	-	-	(9,718,877)	(9,718,877)
Balance at December 31, 2012	144,086,728	$220,339,132	$26,416,067	$(33,728,780)	$213,026,419

See accompanying notes to consolidated financial statements

Augusta Resource Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2012 and 2011
(All amounts are in U.S. dollars unless otherwise noted)

1.	NATURE OF OPERATIONS

Augusta Resource Corporation (the “Company”) is a development stage enterprise engaged in the exploration and development of mineral properties in North America. The Company is incorporated under the Canada Business Corporations Act and its registered office is Suite 600, 837 West Hastings Street, Vancouver, British Columbia V6C 3N6. The Company is domiciled in Canada and its shares are listed on the Toronto Stock Exchange and NYSE Amex Equities. The Company’s most significant asset is the Rosemont copper project (“Rosemont”) near Tucson, Arizona. The realization of the Company’s investment in Rosemont is dependent upon various factors, including, but not limited to, the ability to obtain the necessary financing to complete the development of Rosemont, future profitable operations, or, alternatively, the ability to dispose of the property at amounts sufficient to recover capitalized expenditures.

These consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and settlement of liabilities in the normal course of business for the foreseeable future. The Company incurred a net comprehensive loss of $9.72 million for the year ended December 31, 2012 and had a working capital of $28.77 million as at December 31, 2012 (December 31, 2011 - $17.63 million working capital deficit). The net comprehensive profit realized during the year ended December 31, 2011 was due primarily to non-cash gains from the sale of a 3.84% interest in the Rosemont project to Rosemont’s joint venture partner.

The Company’s forecast cash requirements for the next twelve months require significant expenditures on the Rosemont project, which exceeds the working capital. This factor indicates the existence of a material uncertainty that raises substantial doubt about the Company’s ability to continue as a going concern and the Company’s ability to continue is dependent on the Company raising additional debt or equity financing. The Company is currently discussing project financing with a number of lending institutions and believes that such discussions will result in the Company obtaining the project financing required to fund the construction of the Rosemont project. However there is no assurance that such financing will be obtained or obtained on commercially favourable terms. These consolidated financial statements do not give effect to any adjustment which would be necessary should the Company be unable to continue as a going concern and, therefore, be required to realize its assets and discharge its liabilities in other than the normal course of business and at amounts different from those reflected in the consolidated financial statements.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

	(a)	Statement of compliance

The consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The consolidated financial statements were authorized for issue in accordance with a resolution from the Board of Directors on March 25, 2013.

	(b)	Basis of presentation

The consolidated financial statements have been prepared on the historical cost basis except for certain financial instruments, which are measured at fair value, as explained in the accounting policies set out in Note 12. In addition, these consolidated financial statements have been prepared using the accrual basis of accounting, except for cash flow information. The comparative figures presented in these consolidated financial statements are in accordance with IFRS.

Augusta Resource Corporation
Notes to Consolidated Financial Statements
For the years ended December 31, 2012 and 2011
(All amounts are in U.S. dollars unless otherwise noted)

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. Actual results may differ from these estimates. The Company used estimates in determining the fair value of its Ely receivable, warrant liability, and stock-based compensation expense. The most significant judgements in preparing the consolidated financial statements related to the determination of the Company’s functional currency and the determination that the Rosemont project is in the development stage.

The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements.

(c)	Basis of consolidation

The consolidated financial statements of the Company include the following significant subsidiaries:

Name of Subsidiary	Place of	Percentage
	Incorporation	Ownership
Rosemont Copper Company	USA	100%
Cobre Verde Development Corporation	USA	100%

The Company consolidates all of its subsidiaries on the basis that it controls these subsidiaries through its ability to govern their financial and operating policies. The Company also proportionally consolidates its 92.05% interest in the Rosemont joint venture, which is held by Rosemont Copper Company (“RCC”) and its 63.08% in JPAR LLC, which is held by Cobre Verde Development Corporation. All intercompany transactions and balances are eliminated on consolidation.

(d)	Cash and cash equivalents

Cash and cash equivalents consist of deposits in banks and guaranteed investment certificates (“GIC”) with an original maturity of three months or less, when purchased. The Company’s cash and cash equivalents are invested with major financial institutions and are not invested in any asset-backed deposits or investments.

(e)	Related party transactions

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Related parties may be individuals or corporate entities. A transaction is considered to be a related party transaction when there is a transfer of resources, services or obligations between related parties.

Augusta Resource Corporation
Notes to Consolidated Financial Statements
For the years ended December 31, 2012 and 2011
(All amounts are in U.S. dollars unless otherwise noted)

(f)	Property, plant, and equipment

Property, plant, and equipment (“PPE”) is stated at cost, less accumulated depreciation. Depreciation is primarily calculated on a straight line basis over the following terms:

Land	N/A
Water rights and mining equipment	Unit-of-production
Buildings	10 years
Computer hardware	5 years
Furniture and equipment	5 years
Vehicles	5 years

Water rights and mining equipment are amortized on a unit-of-production basis over the estimated proven and probable ore reserves upon commencement of commercial production. Furniture and equipment is amortized on a straight-line basis. When debt is incurred to finance the purchase of plant and equipment, the interest and financing costs associated with such debt are capitalized. Upon commencement of commercial production, the interest and financing costs are amortized on a units-of-production basis over the useful life of the related asset.

An item of PPE is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on disposal of the asset, determined as the difference between the net disposal proceeds and the carrying amount of the asset, is recognized in profit or loss.

Where an item of plant and equipment comprises major components with different useful lives, the components are accounted for as separate items of plant and equipment. Expenditures incurred to replace a component of an item of plant and equipment that is accounted for separately, including major inspection and overhaul expenditures are capitalized.

(g)	Impairment of assets

At the end of each reporting period, the Company assesses each cash generating unit to determine whether there is any indication that those assets are impaired. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any. The recoverable amount is the higher of fair value less costs to sell and value in use. Fair value is determined as the amount that would be obtained from the sale of the asset in an arm’s length transaction between knowledgeable and willing parties. In assessing value in use, the estimated future cash flows are discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and the impairment loss is recognized in profit or loss for the period. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash generating unit to which the asset belongs.

Where an impairment subsequently reverses, the carrying amount of the asset (or cash generating unit) is increased to the revised estimate and its recoverable amount, but to an amount that does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash generating unit) in prior years. A reversal of an impairment loss is recognized immediately in profit or loss.

Augusta Resource Corporation
Notes to Consolidated Financial Statements
For the years ended December 31, 2012 and 2011
(All amounts are in U.S. dollars unless otherwise noted)

(h)	Mineral properties and development costs

Mineral properties consist of payments to acquire property rights and leases. Mineral properties are assessed for impairment if (i) sufficient data exists to determine technical feasibility and commercial viability, and (ii) facts and circumstances suggest that the carrying amount exceeds the recoverable amount.

Development costs incurred on a mineral property are deferred once management has determined that, based on a feasibility study, a property is capable of economical commercial production as a result of having established proven and probable reserves. Development costs are carried at cost less accumulated depletion and accumulated impairment charges. Exploration expenditures incurred prior to determining that a property has economically recoverable reserves are expensed as incurred.

The Company reviews the carrying values of mineral properties and development costs regularly with a view to assessing whether there has been any impairment in value, or whenever events or changes in circumstances that indicate the carrying value may not be recoverable. In the event the estimated discounted cash flows expected from its use or eventual disposition is determined to be insufficient to recover the carrying value of the property, the carrying value is written-down to the estimated recoverable amount.

Once a mine has achieved commercial production, mineral properties and development costs are depleted on a units-of-production basis over the life of the mine.

(i)	Decommissioning, restoration and similar liabilities (“asset retirement obligation”)

The Company records the present value of estimated costs of legal and constructive obligations required to restore the site in the period in which the obligation is incurred. The nature of these restoration activities include dismantling and removing structures, rehabilitating mines and tailings dam, dismantling facilities, closure of plant and waste sites and restoration, reclamation and re-vegetation of affected areas.

The future obligations for mine closure activities are estimated by the Company using mine closure plans or other similar studies which outline the requirements that will be carried out to meet the obligations. Since the obligations are dependent on the laws and regulations of the countries in which the mines operate, the requirements could change as a result of amendments in the laws and regulations relating to environmental protection and other legislation affecting resource companies.

As the estimate of the obligations is based on future expectations, a number of assumptions and judgments are made by management in the determination of closure provisions. The closure provisions are more uncertain the further into the future the mine closure activities are to be carried out.

The present value of decommissioning and site restoration costs are recorded as a long-term liability. The provision is discounted using a nominal, risk free pre-tax discount rate. Charges for accretion and restoration expenditures are recorded as operating activities. In subsequent periods, the carrying amount of the liability is accreted by a charge to the statement of comprehensive profit or loss to reflect the passage of time and the liability is adjusted to reflect any changes in the timing of the underlying future cash flows.

Changes to the obligation resulting from any revisions to the timing or amount of the original estimate of undiscounted cash flows are recognized as an increase or decrease in the decommissioning provision, and a corresponding change in the carrying amount of the related long-lived asset. Where rehabilitation is conducted systematically over the life of the operation, rather than at the time of closure, or provision is made for the estimated outstanding continuous rehabilitation work at each balance sheet date and the cost is charged to the statement of comprehensive profit or loss.

Augusta Resource Corporation
Notes to Consolidated Financial Statements
For the years ended December 31, 2012 and 2011
(All amounts are in U.S. dollars unless otherwise noted)

The Company had no asset retirement obligations as of December 31, 2012 and 2011.

(j)	Earnings per share

The Company presents basic and diluted earnings per share data for its common shares, calculated by dividing the earnings (loss) attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the period.

(k)	Foreign currencies

The financial statements for each the Company’s subsidiaries are measured using the currency of the primary economic environment in which the subsidiary operates (the “functional currency”). The consolidated financial statements are presented in U.S. dollars, which is the Company’s presentation currency.

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies at exchange rates prevailing on the balance sheet date are recognized in the statement of comprehensive profit or unless they are attributable to the net investment in a foreign operation.

Translation differences on assets and liabilities carried at fair value are reported as part of the fair value gain or loss. Translation differences on non-monetary assets and liabilities such as equities held at fair value through profit or loss are recognized in profit or loss as part of the fair value gain or loss. Translation differences on non-monetary assets such as equities classified as available-for-sale financial assets are included in accumulated other comprehensive income or loss (“AOCI”), a component of equity.

On consolidation, statement of comprehensive profit or loss items are translated from the functional currency into U.S. dollars at average exchange rates. Balance sheet items are translated into U.S. dollars at the exchange rate prevailing at the balance sheet date. Exchange gains and losses on translation are recorded in the statement of comprehensive profit.

On consolidation, exchange differences arising from the translation of any net investment in foreign entities are taken into AOCI. When the foreign operation is sold or any borrowings forming part of the net investment is repaid, a proportionate share of such exchange differences is recognized in the statement of comprehensive profit.

(l)	Borrowing costs

Interest and financing costs on debt or other liabilities that are directly attributable to the acquisition, construction and development of a qualifying asset are capitalized to the asset. Where the funds used to finance a project are from general borrowings, the amount capitalized is calculated using a weighted average of rates applicable to the relevant general borrowings during the period. All other borrowing costs are expensed as incurred.

On commencement of commercial production, the interest and financing costs are amortized over the life of the mine.

Augusta Resource Corporation
Notes to Consolidated Financial Statements
For the years ended December 31, 2012 and 2011
(All amounts are in U.S. dollars unless otherwise noted)

(m)	Interest in joint ventures

The Company conducts JPAR LLC and its business relating to the Rosemont property through a joint venture which the joint venture participants are bound by a contractual agreement establishing joint control over the assets of the joint venture. The Company records its proportionate share of the jointly controlled assets, liabilities, revenue and operating expenses of the joint venture.

(n)	Stock-based compensation

The fair value method of accounting is used for stock-based awards issued to employees and non- employees. Under this method, stock options, restricted shares and restricted share units issued to employees are recorded at their estimated fair value on the grant date and are charged either to the statement of comprehensive profit or loss or capitalized to development costs over the vesting period with a corresponding credit to reserves. For stock-based awards issued to non-employees, the awards are measured at the date on which the services are provided. If the stock options are exercised, the proceeds are credited to share capital and the fair value of the options exercised is reclassified from reserves to share capital. Restricted shares are issued from treasury at date on the grant and are fair valued at the date of grant. The fair value is either charged to the statement of comprehensive profit or loss or capitalized to development costs over the vesting period. On the vesting date, the fair value is transferred from reserves to share capital. For options subject to vesting, the Company calculates the fair value of each vesting period as separate awards with individual expected lives and amortizes the calculated expense for the award on a straight-line basis over the vesting period of the award. The forfeiture rate is reviewed on a quarterly basis to determine the appropriate forfeiture rate based on past, present and expected forfeitures.

(o)	Income taxes

Current income taxes is the expected tax payable or receivable on the local taxable income or loss for the year, using local tax rates enacted or substantively enacted at the balance sheet date, and includes any adjustments to taxes payable or receivable in respect of previous years.

Deferred income taxes are recorded using the balance sheet method whereby deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred income tax is measured at the tax rates that are expected to be applied to temporary differences when they are realized or settled, based on the laws that have been enacted or substantively enacted by the balance sheet date. Deferred income tax is not recognized for temporary differences which arise on the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting, nor taxable profit or loss.

A deferred income tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred income tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Augusta Resource Corporation
Notes to Consolidated Financial Statements
For the years ended December 31, 2012 and 2011
(All amounts are in U.S. dollars unless otherwise noted)

(p)	Financial assets

All financial assets are initially recorded at fair value and designated upon inception into one of the following four categories: held to maturity, available for sale, loans and receivables or at fair value through profit or loss (“FVTPL”).

Financial assets such as the warrants recorded in other assets are classified as FVTPL are measured at fair value with unrealized gains and losses recognized through earnings.

Financial assets classified as loans and receivables and held to maturity assets are measured at amortized cost. The Company’s accounts receivable are classified as loans and receivables. Financial assets classified as available for sale are measured at fair value with unrealized gains and losses recognized in other comprehensive profit except for losses in value that are considered other than temporary which are recognized in earnings. At December 31, 2012 and 2011, the Company has not classified any financial assets as available for sale.

Transactions costs associated with FVTPL financial assets are expensed as incurred, while transaction costs associated with all other financial assets are included in the initial carrying amount of the asset.

(q)	Financial liabilities

All financial liabilities are initially recorded at fair value and designated upon inception as FVTPL or other financial liabilities.

Financial liabilities classified as other financial liabilities are initially recognized at fair value less directly attributable transaction costs. After initial recognition, other financial liabilities are subsequently measured at amortized cost using the effective interest rate method. The effective interest rate method is a method of calculating the amortized cost of a financial liability and of allocating interest expense over the relevant period. The effective interest rate is the rate that discounts estimated future cash payments through the expected life of the financial liability, or, where appropriate, a shorter period. The Company’s accounts payable and accrued liabilities and long-term debt are classified as other financial liabilities.

Financial liabilities classified as FVTPL include warrants with an exercise price denominated in a currency other than the issuer’s functional currency. Derivatives, including separated embedded derivatives are also classified as FVTPL and recognized at fair value with changes in fair value recognized in earnings unless they are designated as effective hedging instruments. Fair value changes on financial liabilities classified as FVTPL are recognized in statement of comprehensive profit.

(r)	New standards, amendments and interpretations not yet effective

Certain new standards, interpretations and amendments to existing standards have been issued by the IASB or International Financial Reporting Interpretations Committee (“IFRIC”) that are mandatory for accounting periods beginning after January 1, 2010, or later periods. Some updates that are not applicable or are not consequential to the Company may have been excluded from the list below.

Augusta Resource Corporation
Notes to Consolidated Financial Statements
For the years ended December 31, 2012 and 2011
(All amounts are in U.S. dollars unless otherwise noted)

Accounting standards effective January 1, 2013

Joint ventures
On May 12, 2011, the IASB issued IFRS 11, Joint Arrangements. IFRS 11 eliminates the Company’s choice to proportionately consolidate jointly controlled entities and requires such entities to be accounted for using the equity method and proposes to establish a principles-based approach to the accounting for joint arrangements which focuses on the nature, extent and financial effects of the activities that an entity carries out through joint arrangements and its contractual rights and obligations to assets and liabilities, respectively, of the joint arrangements. The Company is currently evaluating the impact IFRS 11 is expected to have on its consolidated financial statements.

Disclosure of interest in other entities
IFRS 12, Disclosure of Interest in Other Entities, establishes disclosure requirements for interests in other entities, such as joint arrangements, associates, special purpose vehicles, and off balance sheet vehicles. The standard carries forward existing disclosures and also introduces significant additional disclosure requirements that address the nature of, and risks associated with, an entity’s interests in other entities. Management anticipates that this standard will be adopted in the Company's financial statements for the period beginning January 1, 2013, and is currently evaluating the impact IFRS 12 is expected to have on its consolidated financial statements.

Fair value measurement
IFRS 13, Fair Value Measurement, effective for annual periods beginning on or after January 1, 2013, with early adoption permitted, sets out a single IFRS framework for measuring fair value and new required disclosures about fair value measurements. Management anticipates that this standard will be adopted in the Company's financial statements for the period beginning January 1, 2013, and is currently evaluating the impact IFRS 13 is expected to have on its consolidated financial statements.

Presentation of financial statements
IAS 1, Presentation of Financial Statements, effective for annual periods beginning on or after July 1, 2012, was amended to require entities to group items within other comprehensive income that may be reclassified to profit or loss. Management anticipates that this standard will be adopted in the Company's financial statements for the period beginning January 1, 2013, and is currently evaluating the impact IAS 1 is expected to have on its consolidated financial statements.

Accounting standards anticipated to be effective January 1, 2014 or later

Financial instruments
IFRS 9, Financial Instruments: Classification and Measurement, effective for annual periods beginning on or after January 1, 2015, with early adoption permitted, introduces new requirements for the classification and measurement of financial instruments. Management anticipates that this standard will be adopted in the Company's financial statements for the period beginning January 1, 2015, and has not yet considered the potential impact of the adoption of IFRS 9.

Augusta Resource Corporation
Notes to Consolidated Financial Statements
For the years ended December 31, 2012 and 2011
(All amounts are in U.S. dollars unless otherwise noted)

3.	INTERESTS IN JOINT VENTURE

a)	Rosemont Joint Venture

On September 16, 2010, RCC and United Copper & Moly LLC (“UCM” or “Joint Venture Partner”) executed an Earn-In Agreement (“EI Agreement”) whereby UCM can earn up to a 20% interest in the unincorporated Rosemont joint venture (“Rosemont JV”) by funding $176 million of Rosemont expenditures. Under the terms of the EI Agreement, UCM will contribute cash into the Rosemont JV as follows: Tranche 1 - a maximum $70 million for permitting, engineering, deposits on long-lead equipment purchases and on-going support activities (collectively “Pre-Construction Costs”) until such time as the material permits are granted and Tranche 2 - $106 million for construction costs. Once UCM has earned its 20% interest in the Rosemont JV, Rosemont expenditures will be shared pro-rata 80/20. In the third quarter of 2011 UCM completed its Tranche 1 cash investment of $70 million into the Rosemont JV and has earned a 7.95% interest in the Rosemont JV. The Company is currently funding the Pre-Construction Costs until such time the Record of Decision (“ROD”) and project financing is in place.

Under the EI Agreement, the Company will contribute the Rosemont property to the Rosemont JV at $704 million and UCM will contribute up to $176 million in cash to earn its respective interest in the joint venture.

The following is a summary of selected financial information of the Rosemont JV at December 31, 2012 and December 31, 2011 on a 92.05% basis:

	December 31,	December 31,
Statement of Financial Position	2012	2011
Cash and cash equivalents	$224,709	$1,435,479
Other current assets	197,745	299,086
Non-current assets	262,543,496	225,220,065
Liabilities	(5,338,015)	(4,834,501)
Deficit	2,183,260	1,253,378
	$259,811,195	$223,373,507

Statement of Cash Flows
Cash used in operating activities	$(684,985)	$(846,166)
Cash provided by financing activities	34,056,818	31,846,749
Cash used in investing activites	(34,582,603)	(35,711,908)
Decrease in cash and cash equivalents	(1,210,770)	(4,711,325)
Cash and cash equivalents, beginning of year	1,435,479	6,146,804
Cash and cash equivalents, end of year	$224,709	$1,435,479

The Rosemont JV incurred an operating loss of $0.9 million for each of the years ended December 31, 2012 and 2011.

UCM did not acquire any interest in the Rosemont JV during the year ended December 31, 2012 and accordingly, the Company did not recognize any gain on sale of interest in the joint venture. During the year ended December 31, 2011, UCM acquired a 3.84% interest in the joint venture and the Company recognized a $23.6 million gain on sale of interest in the joint venture.

Augusta Resource Corporation
Notes to Consolidated Financial Statements
For the years ended December 31, 2012 and 2011
(All amounts are in U.S. dollars unless otherwise noted)

In the fourth quarter of 2011, the Company and UCM entered into a funding arrangement whereby the Company would provide funding for the joint venture for Pre-Construction Costs and repayable to the Company after the ROD have been received. During the year ended December 31, 2012, the Company advanced $37.0 million (Cumulative to-date - $50.0 million) to the joint venture (See Note 10b).

b)	JPAR Joint Venture

On August 24, 2012, Cobre Verde Development Corporation (“CVDC”) and SICAN Inc., a wholly-owned subsidiary of Community Water Company of Green Valley (“CWCGV”) entered into a joint venture (“JPAR”) to construct and operate the CWCGV CAP Water Delivery System (the “CAP WDS”) in order to replenish the groundwater used for the Rosemont mining operation. JPAR is governed by an Operating Agreement which outlines the roles and responsibilities of each partner, dispute resolution and dissolution, and actions that require unanimous consent. The Company is responsible for funding the construction of the CAP WDS which is estimated to cost $24 million and SICAN is responsible for project management. On August 24, 2012, JPAR entered into a right of way lease with the Community Water Company Right of Way Trust for a 20-year lease on land used for the construction of CAP WDS at an annual base rent of $0.02 million.

The following is a summary of selected financial information of JPAR at December 31, 2012 on a 63.08% basis:

December 31,
Statement of Financial Position	2012
Cash and cash equivalents	$73,151
Non-current assets	551,941
Liabilities	(44,825)
$580,267

Year ended
December 31,
Statement of Cash Flows	2012
Cash used in operating activities	$-
Cash provided by financing activities	580,267
Cash used in investing activites	(507,116)
Increase in cash and cash equivalents	73,151
Cash and cash equivalents, beginning of year	-
Cash and cash equivalents, end of year	$73,151

Augusta Resource Corporation
Notes to Consolidated Financial Statements
For the years ended December 31, 2012 and 2011
(All amounts are in U.S. dollars unless otherwise noted)

4.	PROPERTY, PLANT, AND EQUIPMENT AND DEPOSITS ON LONG-LEAD EQUIPMENT

		Water			Furniture and	Long-lead
Cost	Land	Rights	Vehicles	Buildings	Equipment	Equipment	Total

As at January 1, 2011	$5,295,945	$3,986,431	$371,024	$454,132	$227,964	$-	$10,335,496
Additions	510,923	(48,684)	67,059	331,815	385,440	-	1,246,553
Disposals	-	-	(12,980)	-	-	-	(12,980)
Sale of interest	(127,228)	(131,603)	(12,772)	(18,260)	(10,448)	-	(300,311)
As at December 31, 2011	$5,679,640	$3,806,144	$412,331	$767,687	$602,956	$-	$11,268,758

As at December 31, 2011	$5,679,640	$3,806,144	$412,331	$767,687	$602,956	$-	$11,268,758
Additions	-	-	52,149	15,052	176,586	4,196,803	4,440,590
Disposals	-	-	-	-	-	(2,125,691)	(2,125,691)
Reclassification	-	-	-	-	-	70,443,212	70,443,212
As at December 31, 2012	$5,679,640	$3,806,144	$464,480	$782,739	$779,542	$72,514,324	$84,026,869

		Water			Furniture and	Long-lead
Accumulated Depreciation	Land	Rights	Vehicles	Buildings	Equipment	Equipment	Total

As at January 1, 2011	$-	$-	$136,549	$41,255	$104,603	$-	$282,407
Depreciation	-	-	60,265	16,706	130,353	-	207,324
Disposals	-	-	(4,289)	-	-	-	(4,289)
Sale of interest	-	-	(4,712)	(1,420)	(3,949)	-	(10,081)
As at December 31, 2011	$-	$-	$187,813	$56,541	$231,007	$-	$475,361

As at December 31, 2011	$-	$-	$187,813	$56,541	$231,007	$-	$475,361
Depreciation	-	-	101,731	24,736	122,809	-	249,276
As at December 31, 2012	$-	$-	$289,544	$81,277	$353,816	$-	$724,637

Net Book Value:
As at December 31, 2011	5,679,640	3,806,144	224,518	711,146	371,949	-	10,793,397
As at December 30, 2012	$5,679,640	$3,806,144	$174,936	$701,462	$425,726	$72,514,324	$83,302,232

During the year ended December 31, 2012, the Company took title to certain long-lead equipment which resulted in the reclassification of its carry values from deposit on long-lead equipment. Long-lead equipment is not being depreciated as it is not currently in use.

Augusta Resource Corporation
Notes to Consolidated Financial Statements
For the years ended December 31, 2012 and 2011
(All amounts are in U.S. dollars unless otherwise noted)

Deposits on long-lead equipment

As at January 1, 2011	$63,504,206
Additions	17,568,862
Sale of interest	(2,859,157)
As at December 31, 2011	78,213,911
Additions	3,900,225
Reclassification to property, plant and equipment	(70,443,212)
As at December 31, 2012	$11,670,924

5.	OTHER ASSETS

				Computer Software,
	Long-term	Other	FVTPL	Net of
	Receivable	Assets	Securities	Amortization	Total
As at January 1, 2011	$2,617,821	$-	$126,793	$117,255	$2,861,869
Annual Payment	(500,000)	-	-	-	(500,000)
Interest accretion	352,074	-	-	-	352,074
Amortization	-	-	-	(97,730)	(97,730)
Additions (disposals)	-	135,830	(126,793)	15,213	24,250
As at December 31, 2011	2,469,895	135,830	-	34,738	2,640,463
Less: current portion of long-term receivable					(750,000)
As at December 31, 2011					$1,890,463

As at December 31, 2011	$2,469,895	$135,830	$-	$34,738	$2,640,463
Annual Payment	(750,000)	-	-	-	(750,000)
Interest accretion	311,080	-	-	-	311,080
Amortization and other	-	(27,644)	-	(15,014)	(42,658)
Additions	-	-	-	929,017	929,017
Total other assets at December 31, 2012	2,030,975	108,186	-	948,741	3,087,902
Less: current portion of long-term receivable					(750,000)
As at December 31, 2012					$2,337,902

Long-term receivable

On February 28, 2008, the Company completed the sale of its interest in the Mount Hamilton, Shell and Monte Cristo properties to Ely Gold & Minerals Inc. (“Ely”) for consideration of $6.6 million of which $1.6 million was paid on closing and the remaining $5 million (“Ely Receivable”) was payable in annual instalments of $1 million (“Annual Payment”) over a five year period.

Augusta Resource Corporation
Notes to Consolidated Financial Statements
For the years ended December 31, 2012 and 2011
(All amounts are in U.S. dollars unless otherwise noted)

On November 16, 2009, the Company extended the Annual Payment for two additional years and revised the annual payment schedule as follows:

Due Date	Amount
June 1, 2010 (Paid)	$250,000
June 1, 2011 (Paid)	500,000
June 1, 2012 (Paid)	750,000
June 1, 2013	750,000
June 1, 2014	750,000
June 1, 2015	1,000,000
Total receivable	4,000,000
Annual payments received	(1,500,000)
Current portion	(750,000)
Long-term portion	$1,750,000

The fair value of the long-term portion of the receivable at December 31, 2012 was $1.3 million (December 31, 2011 - $1.7 million).

In consideration for the extension, Ely paid the Company $0.04 million and granted 2 million warrants exercisable into 2 million Ely common shares at a price of Cdn$0.25 per common share and expires on May 16, 2011. On May 13, 2011, the Company exercised the 2 million warrants. The Ely common shares are accounted for as held for trading and any changes in the fair value of the common shares are recognized in the statement of comprehensive profit (loss). As at December 31, 2012, the Ely common shares have a fair value of $0.26 million (December 31, 2011 - $0.29 million) and are recorded in short-term investments.

6.	MINERAL PROPERTIES AND DEVELOPMENT COSTS

Mineral properties consist of:
As at January 1, 2011	$25,693,861
Sale of interest in joint venture - Note 3a	(1,101,297)
As at December 31, 2011 and 2012	$24,592,564

The Company purchased 100% of Rosemont in Pima County, Arizona located approximately 50 kilometres southeast of Tucson and near a number of large porphyry type producing copper mines. The property remains subject to a 3% net smelter royalty. The Rosemont property comprises 30,000 acres (12,140 hectares) of patented and unpatented claims, fee land and surface grazing rights. On September 16, 2010, the Company entered into the EI Agreement with UCM, whereby UCM can earn up to a 20% interest in Rosemont by funding up to $176 million of pre-construction and construction costs (Note 3a).

Augusta Resource Corporation
Notes to Consolidated Financial Statements
For the years ended December 31, 2012 and 2011
(All amounts are in U.S. dollars unless otherwise noted)

Development costs consist of:

As at January 1, 2011	$83,528,996
Permitting, engineering and on-going support activities	30,903,710
Sale of interest - Note 3	(3,538,517)
Capitalized loan interest and financing charges	4,120,546
Capitalized stock-based compensation expense	3,999,737
As at December 31, 2011	119,014,472
Permitting, engineering and on-going support activities	28,239,085
Capitalized loan interest and financing charges	3,926,948
Capitalized stock-based compensation expense	1,527,532
As at December 31, 2012	$152,708,037

7.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	December 31,	December 31,
Due within the year	2012	2011
Trade payables and accrued liabilities	$882,253	$636,596
Project related payables	5,338,015	4,829,419
	$6,220,268	$5,466,015

8.	LONG-TERM DEBT

	December 31,	December 31,
	2012	2011
Red Kite loan	$86,837,755	$44,984,760
Less:
Current portion	-	(44,984,760)
Long-term portion	$86,837,755	$-

On April 21, 2010, the Company completed a $43 million senior secured loan (the “Loan”) and copper concentrate off-take agreement with Red Kite Explorer Trust (“Red Kite”). The Loan bears interest at 3-month LIBOR plus 4.50% (December 31, 2012 – 4.84% and December 31, 2011 – 4.87%) compounded quarterly and matured on the earlier of April 21, 2012 or the date of closing of a Rosemont senior debt financing facility. The Loan could be repaid without penalty at any time prior to maturity. As part of the loan agreement, the Company issued to Red Kite 1,791,700 warrants (“RK Warrants”) exercisable at Cdn$3.90 per share and expires on April 22, 2013. Until September 12, 2012, the warrants were a derivative instrument under IAS 32 and were fair valued at each balance sheet date with any changes in the fair value reported in the statement of comprehensive profit or loss. As discussed below, on September 12, 2012, the Company changed the exercise price of the warrants from Canadian to US dollars, its functional currency, which resulted in a classification change to the warrants as an equity instrument (Note 9d).

Under the terms of the off-take agreement, the Company will supply Red Kite with 16.125% of Rosemont’s copper concentrates production per year when Rosemont commences commercial production and ends when 483,750 dry metric tonnes have been delivered to Red Kite. The off-take agreement includes market pricing. The Loan is collateralized against the Company’s assets, including the shares of the Company’s subsidiary which holds the Rosemont assets.

Augusta Resource Corporation
Notes to Consolidated Financial Statements
For the years ended December 31, 2012 and 2011
(All amounts are in U.S. dollars unless otherwise noted)

On April 17, 2012, the Company and RK Mine Finance Trust I (formerly, Red Kite Explorer Trust) extended the Loan’s maturity date to the earlier of April 21, 2013 or the date of closing of the senior debt financing. In exchange for the extension, the Company extended the expiry date on the RK Warrants to April 22, 2014. The Company also entered into an off-take agreement to sell to EXP2 LLC, an affiliate of Red Kite, 80% of the annual copper cathode production and arranged a $10 million unsecured working capital facility which will become available once the permits have been issued. The facility matures eight years from the date of initial production of copper cathode and bears interest at LIBOR plus 5.5% per annum.

On September 12, 2012, the Company negotiated a $40 million increase (“Additional Loan”) to the existing Loan (collectively, the “Expanded Loan”) comprising of two tranches - Tranche A for $5 million, which was received on September 12, 2012, and Tranche B for $35 million which was subject to certain conditions and was received on October 5, 2012. The terms of the Expanded Loan include interest payable at LIBOR plus 4.50%, a 2.2925% loan origination fee on the Additional Loan an extension of the maturity date to July 21, 2014. As part of the Additional Loan, the Company:

  changed the exercise price on the 1,790,700 RK Warrants from Cdn$3.90 to USD$3.85 and changed the expiry date on 1,374,951 RK Warrants from April 22, 2014 to July 22, 2015. The expiry date on the remaining 416,749 RK Warrants remained the same at April 22, 2014;

  amended the Red Kite copper concentrate off-take agreement whereby Red Kite will purchase 20% of Rosemont’s annual copper concentrate production until a cumulative 1.5 million tonnes have been delivered subject to the receipt of the Tranche B funds. Under the previous copper concentrate agreement Red Kite would have purchased 16.125% of Rosemont’s annual copper concentrate production until 483,750 tonnes have been delivered; and

  cancelled the copper cathode off-take agreement between Rosemont and an affiliate of Red Kite and the $10 million unsecured working capital facility between Augusta and Red Kite.

Under IAS 39 “Financial Instruments: Recognition and Measurement" the Company concluded that there were no substantial alterations to the terms of the April 17, 2012 loan extension and the September 12, 2012 Expanded Loan and are therefore treated as modifications. Financing costs were deducted from the loan and is accreted to its estimated cash outflow using the effective interest method. Total financing costs of $2.07 million were incurred during 2012 ($0.53 million for the April 17, 2012 loan extension and $1.54 million for the September 12, 2012 Expanded Loan).

For the year ended December 31, 2012 and 2011, the Company recorded interest of $3.93 million and $4.13 million, respectively, which were calculated based on an effective interest rate of 6.02% (December 31, 2011 – 9.62%) and have been capitalized to development costs.

9.	SHARE CAPITAL

a)	Authorized:	Unlimited number of common shares without par value

b)	Issued:	See Consolidated Statements of Changes in Equity

Augusta Resource Corporation
Notes to Consolidated Financial Statements
For the years ended December 31, 2012 and 2011
(All amounts are in U.S. dollars unless otherwise noted)

c)	Stock options

The Company has a stock option plan providing for the issuance of options that, combined with the RSU Plan (as defined below), shall not at any time exceed 10% of the total number of issued and outstanding common shares of the Company on grant date. The Company may grant options to directors, officers, employees, consultants and other personnel of the Company or its subsidiaries. The exercise price of each option cannot be lower than the market price of the shares on the closing price of the Company’s common shares on the Toronto Stock Exchange the day before the grant date. Options generally vest ratably over periods of up to three years and may expire within 5 years but no later than 10 years from the date of grant as determined by the Board of Directors.

The following table summarizes the Company’s stock options outstanding as at December 31, 2012 and 2011:

		Weighted
		Average
	Number of	Exercise Price
	Shares	(Cdn$)
Outstanding as at January 1, 2011	6,003,568	$2.41
Granted	2,558,500	4.24
Exercised	(1,535,230)	2.09
Forfeited	(363,334)	3.98
Outstanding as at December 31, 2011	6,663,504	2.41
Granted	1,183,500	2.85
Exercised	(790,002)	2.12
Forfeited	(131,667)	3.87
Expired	(150,000)	3.61
Outstanding as at December 31, 2012	6,775,335	$3.14

During the year ended December 31, 2012, a total of 790,002 stock options were exercised at a weighted average exercise price of Cdn$2.12. The weighted average share price when the stock options were exercised was Cdn$3.07.

The following assumptions were used in the Black-Scholes Option Pricing Model to determine the fair value of the stock options granted during the years ended December 31, 2012 and 2011:

	2012	2011
Expected life in years	4.50	2.22 to 4.50
Expected volatility	87% - 90%	85% – 96%
Expected dividend yield	0%	0%
Risk-free interest rate	1.22% - 1.48%	1.27% - 2.80%
Weighted average fair value of each option	$1.87	$2.72

The Company estimates the forfeiture rate at less than 1.0% . The expected volatility reflects the assumption that the historical volatility over a period similar to the life of the option is indicative of future trends, which may or may not necessarily be the actual outcome.

Augusta Resource Corporation
Notes to Consolidated Financial Statements
For the years ended December 31, 2012 and 2011
(All amounts are in U.S. dollars unless otherwise noted)

The following table summarizes the stock options outstanding as at December 31, 2012:

	Options Outstanding			Options Exercisable
			Weighted			Weighted
		Weighted	Average		Weighted	Average
		Average	Remaining		Average	Remaining
	Number of	Exercise	Contractual	Number of	Exercise	Contractual
	Outstanding	Price	Life	Exercisable	Price	Life
Exercise Prices (Cdn$)	Options	(Cdn$)	(Years)	Options	(Cdn$)	(Years)
$0.68 - $1.13	1,525,001	$0.71	1.38	1,525,001	$0.71	1.38
$1.14 - $1.92	25,000	1.92	2.38	16,666	1.92	2.38
$1.93 - $2.30	86,000	2.02	4.45	-	-	-
$2.31 - $3.61	1,575,834	3.00	3.47	534,164	3.16	2.43
$3.62 - $4.97	3,563,500	4.27	3.72	2,061,849	4.29	4.18
	6,775,335	$3.14	3.14	4,137,680	$2.82	2.91

d)	Share Purchase Warrants

The following table summarizes the outstanding share purchase warrants as at December 31, 2011 and 2012 (Note 8):

	Exercise		December 31,			Modification/	December 31,
	Price	Expiry Date	2011	Issued	Exercised	Expired	2012
Warrants	Cdn$3.90	April 22, 2014	1,791,700	-	-	(1,791,700)	-
Warrants	$3.85	April 22, 2014	-	-	-	416,749	416,749
Warrants	$3.85	July 22, 2015	-	-	-	1,374,951	1,374,951
			1,791,700	-	-	-	1,791,700

Under IAS 32, Financial Instruments Presentation, warrants having a strike price other than the functional currency of the issuer are classified as a derivative liability and are fair valued at each balance sheet date. On September 12, 2012, the Company changed the exercise price of the warrants from Canadian to US dollars, which is the Company’s functional currency (Note 8). This resulted in a classification change to the warrants as an equity instrument. The warrants had a new fair value of $1.68 million at September 12, 2012 after the modifications to the terms and have been reclassified to reserves, a component of shareholders’ equity.

Prior to the modifications the warrants liability at September 12, 2012 had a fair value of $1.22 million (December 31, 2011 - $1.11 million), which was based on the following assumptions used in the Black-Scholes Option Pricing Model:

	September 12,	December 31,
	2012	2011
Expected life in years	1.61	1.31
Expected volatility	73.60%	59.38%
Expected dividend yield	0%	0%
Risk-free interest rate	1.19%	0.95%
Weighted average fair value of option	$0.68	$0.62

Augusta Resource Corporation
Notes to Consolidated Financial Statements
For the years ended December 31, 2012 and 2011
(All amounts are in U.S. dollars unless otherwise noted)

The Company recognized a $0.39 million gain (year ended December 31, 2011 - $2.82 million gain) prior to the reclassification to reserves.

e)	Restricted Share Units and Restricted Shares

The Restricted Share Units Plan (“RSU Plan”) and Restricted Shares was created to align the directors’, employees’, and consultants’ (collectively the “Participants”) interest with the shareholders’ interest. The fair value of the shares issued under the RSU Plan can either be paid out in cash or in common shares at the sole discretion of the Board.

The Company’s policy is to payout in common shares. The RSU Plan, combined with the stock option plan, shall not at any time exceed 10% of the total number of issued and outstanding common shares of the Company on grant date. The restricted shares are issued from treasury with vesting conditions, as determined by the Board, on grant date and the shares underlying the restricted share units are issued on the date vesting conditions are met. The fair value of the restricted shares and restricted share units is charged to the statement of comprehensive profit (loss) over its vesting period with a corresponding credit to reserves. The fair value of restricted shares issued to project Participants is capitalized to development costs. Upon vesting and the Company’s issue of shares, the fair value is transferred to share capital.

During the year ended December 31, 2012, the following transactions occurred:

On January 30, 2012, the Company issued 190,000 restricted shares and restricted share units to its officers at a price of $3.10 (Cdn$3.11) per share and vest over three years and also issued 90,000 restricted shares and restricted share units to its directors which vested immediately.

On February 4, 2012, 125,998 restricted shares and 40,000 restricted share units relating to the February 10, 2010 grant, were forfeited as the specified vesting condition was not met.

On May 7, 2012, the Company issued 40,000 restricted share units to an officer at a price of $2.31 (Cdn$2.30) per share, with 50% vesting equally over three years and the remainder to vest on the first anniversary of the grant date subject to satisfying a specified vesting condition. On December 31, 2012, 20,000 restricted share units were forfeited as the specified vesting condition was not met. The forfeiture of the units resulted in the Company reversing the capitalization of $0.03 million against stock-based compensation expense and development costs.

The following table summarizes the number of unvested restricted shares and restricted share units as at December 31, 2011 and December 31, 2012:

Augusta Resource Corporation
Notes to Consolidated Financial Statements
For the years ended December 31, 2012 and 2011
(All amounts are in U.S. dollars unless otherwise noted)

	December 31,				December 31,
Issue dates	2011	Issued	Forfeited	Vested	2012
Restricted shares
February 4, 2010	252,004	-	(125,998)	(62,994)	63,012
February 10, 2011	260,000	-	-	-	260,000
February 25, 2011	100,000	-	-	-	100,000
March 29, 2011	5,000	-	-	(5,000)	-
January 30, 2012	-	150,000	-	(15,000)	135,000
	617,004	150,000	(125,998)	(82,994)	558,012
Restricted share units
February 4, 2010	97,335	-	(41,336)	(37,332)	18,667
February 10, 2011	155,000	-	-	-	155,000
January 30, 2012	-	130,000	-	(75,000)	55,000
May 7, 2012	-	40,000	(20,000)	-	20,000
	252,335	170,000	(61,336)	(112,332)	248,667
Total	869,339	320,000	(187,334)	(195,326)	806,679

10.	SUPPLEMENTAL CASH FLOW INFORMATION

a)	Changes in working capital items

	Year ended
	December 31,
	2012	2011
Accounts receivable	$(24,520)	$66,996
Due from related parties	48,830	(26,599)
Prepaids and other	204,101	(329,929)
Accounts payable and accrued liabilities	246,713	(636,036)
	$475,124	$(925,568)

Interest received	$76,332	$93,594
Interest paid	-	-

b)	Accounts receivable

	December 31,	December 31,
	2012	2011
UCM receivable	$4,477,950	$1,329,453
Other	70,082	43,816
	$4,548,032	$1,373,269

Included in accounts receivable as at December 31, 2012, is a $4.5 million (December 31, 2011 - $1.3 million) receivable from UCM for their share of advances made by the Company to the joint venture (Note 3a). The Company holds no collateral for any receivable amounts outstanding as at December 31, 2012 and anticipates full recovery of these amounts.

Augusta Resource Corporation
Notes to Consolidated Financial Statements
For the years ended December 31, 2012 and 2011
(All amounts are in U.S. dollars unless otherwise noted)

11.	RELATED PARTY TRANSACTIONS

The Company shares rent, salaries and administrative services with companies related by common directors and officers (the “Related Companies”). As at December 31, 2012, included in due from related parties was $0.02 million (December 31, 2011 - $0.04 million).

On July 1, 2010, the Company and the Related Companies formed a management services company (“ManCo”) to share personnel costs, office rent and other administration costs under a management services agreement. Each company holds an equal share in ManCo. For the years ended December 31, 2012 and 2011, ManCo charged the Company $1.25 million and $1.20 million, respectively for its share of salaries, rent and other administrative expenses.

The Company has identified its directors and certain senior officers as its key management personnel. The compensation costs for key management personnel for the years ended December 31, 2012 and 2011 are as follows:

	2012	2011
Salaries and benefits	$2,156,950	$2,137,313
Stock-based compensation	2,462,304	4,205,072
	$4,619,254	$6,342,385

12.	FINANCIAL INSTRUMENTS

IFRS 7, Financial Instruments: Disclosures, establishes a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:

Level 1 - quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 - inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

Level 3 - inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The Company’s financial instruments include: cash and equivalents, accounts receivable, short-term investments, due from related parties, long-term receivable, accounts payable, and long-term debt and approximates their fair values. The cash and cash equivalents, accounts receivable, short-term investments, and accounts payable are classified as Level 1 on the fair value hierarchy. The long-term receivable and long-term debt is classified as Level 3 on the fair value hierarchy.

Risks arising from financial instruments and risk management

The Company’s activities expose it to a variety of financial risks, market risk (including foreign exchange risk), credit risk, and liquidity risk. Reflecting the current stage of development of Rosemont, the Company’s overall risk management program focuses on facilitating the Company’s ability to continue as a going concern and seeks to minimize potential adverse effects on the Company’s ability to execute its business plan.

Augusta Resource Corporation
Notes to Consolidated Financial Statements
For the years ended December 31, 2012 and 2011
(All amounts are in U.S. dollars unless otherwise noted)

Risk management is the responsibility of the corporate finance function. Material risks are identified and monitored and are discussed by senior management and with the audit committee of the Board of Directors.

Foreign exchange risk

The Company is exposed to currency risks on its Canadian dollar and Mexican peso denominated working capital balances due to changes in the USD/CAD and USD/MXP exchange rates and the functional currency of the Company.

The Company issues equity in Canadian dollars but the majority of its expenditures are in U.S. dollars. The Company purchases U.S. dollars based on its near term forecast expenditures and does not hedge its exposure to currency fluctuations.

The Company is primarily exposed to currency risk through the following assets and liabilities denominated in Canadian dollars:

	December 31,	December 31,
	2012	2011
Cash and cash equivalents	$371,288	$6,808,660
Accounts receivable	55,475	52,975
Short-term investments	259,440	286,991
Prepaid expenses	22,449	-
Accounts payable and accrued liabilities	(575,752)	(400,084)
	$132,900	$6,748,542

Based on the net Canadian dollar denominated asset and liability exposures as at December 31, 2012, a 10% change in the USD/CAD exchange rate will impact the Company’s earnings by approximately $0.01 million (2011 - $0.66 million).

Credit risk

Credit risk arises from cash and cash equivalents held with banks and financial institutions and receivable from joint venture partner, as well as credit exposure on outstanding receivables. The maximum exposure to credit risk is equal to the carrying value of the financial assets.

The Company’s excess cash and cash equivalents are held at a large Canadian chartered bank and a large US bank and are invested in either short-term GICs or high interest saving accounts. Management believes the risk of loss is remote.

The other asset relates to an Ely receivable, which has a carrying value of $2.03 million and is payable over the next three years to June 1, 2015. In the event that Ely does not make the required payments (Note 5), the Company can take back the common shares of DHI Minerals and DHI Minerals US or the properties in question. Should the Company reacquire the DHI shares or properties, an asset impairment assessment may be required.

Liquidity risk

Liquidity risk arises through excess of financial obligations over available financial assets due at any point in time. The Company’s objective in managing liquidity risk is to maintain sufficient readily available reserves in order to meet its liquidity requirements as they become due. This is achieved through the management of its capital structure and debt leverage.

Augusta Resource Corporation
Notes to Consolidated Financial Statements
For the years ended December 31, 2012 and 2011
(All amounts are in U.S. dollars unless otherwise noted)

Based on the Company’s planned expenditures on permitting, engineering and on-going support activities at the Rosemont project for the next twelve months, the Company will require additional debt or equity financings to meet its obligations as they become due. Recent upheavals in the financial markets worldwide, particularly within Europe, could make it very difficult for the Company to raise funds. Such funding may not be available on commercially acceptable terms or at all. The Company’s failure to meet its ongoing obligations on a timely basis or raise additional funds that may be required could result in a delay or indefinite postponement of further exploration and development of the Company’s property or the loss or substantial dilution of any of its property interests.

Equity price risk

The Company is exposed to price risk with respect to equity prices. Equity price risk is defined as the potential adverse impact on the Company’s earnings due to movements in individual equity prices or general movements in the level of the stock market. The Company’s equity price risk also arises from the impact the share purchase warrants with a Canadian dollar strike price will have on the statement of comprehensive profit (loss) based on the volatility of Company’s share price.

Capital risk management

The Company’s objectives in managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the development of the Rosemont property and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk level.

Similar to other mining companies in the development stage, the Company may enter into discussions with certain parties to provide funding for the Company to execute its business plan. On September 16, 2010, the Company entered into an EI Agreement with UCM to earn up to a 20% interest in the Rosemont joint venture by contributing cash of up to $176 million into the joint venture to fund permitting, engineering and ongoing Rosemont expenditures through to construction. The 2012 Feasibility Study update estimated the capital cost of the mill and mining equipment and all related construction costs including mine pre-development costs at $1.23 billion. Funding for the project could come from a number of sources, including project financing, off-take agreements, sale of future metal streams and from capital markets.

There are no externally imposed capital requirements. In the management of capital, the Company includes the components of shareholders’ equity, long-term debt and current liabilities. The Company manages the capital structure and makes adjustments in light of changes in economic and market conditions (including receptivity of the capital markets to new equity or debt issuances) and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may issue new shares, issue new debt or dispose of assets and/or consider strategic alliances including joint venture partners.

In order to facilitate the management of its capital, the Company prepares an annual budget that is updated periodically to account for changes in the timing of expenditures and market conditions. The annual budget is approved by the Board of Directors.

The Company’s investment policy is to invest its excess cash in highly-liquid, short-term interest-bearing investments. The investments are selected based on the expected timing of expenditures from continuing operations. In order to maximize ongoing development efforts, the Company does not pay out dividends.

Augusta Resource Corporation
Notes to Consolidated Financial Statements
For the years ended December 31, 2012 and 2011
(All amounts are in U.S. dollars unless otherwise noted)

The capital requirements for the next twelve months will include scheduled deposits for long-lead equipment purchases, the ongoing cost of permitting, engineering and on-going support activities at the Rosemont project as well as for administration expenses. Rosemont expenditures will be funded from the Company’s existing cash reserves and proceeds from potential future financings to meet its ongoing commitments and capital purchases.

13.	COMMITMENTS

The following table lists the known contractual obligations at December 31, 2012:

in thousands of U.S. dollars	2013	2014	2015	2016	After 2016	Total

Accounts payable and accrued liabilities	$6,220,268	$-	$-	$-	$-	$6,220,268
Long-term debt (Note 8)	-	86,837,755	-	-	-	86,837,755
JPAR and right of way	2,215,345	-	-	-	-	2,215,345
Deposits on long-lead equipment purchases	-	60,795,405	-	-	-	60,795,405
Operating lease obligations	249,913	227,376	229,827	150,230	-	857,346
	$8,685,526	$147,860,536	$229,827	$150,230	$-	$156,926,119

For purchase agreements related to long-lead time equipment the Company has included or intends to include in such agreements provisions which will allow it under certain circumstances and conditions to assign/transfer/or sell the contracts to third parties. In the event that the Company does not make the necessary progress payments through to completion of the contract, amounts paid to-date are not refundable.

In February 2010, the Company signed a definitive agreement with Silver Wheaton Corporation (“Silver Wheaton”) for the sale of all of the Company’s silver and gold produced from Rosemont. Silver Wheaton will pay the Company upfront cash payments of $230 million and production payments of $3.90 per ounce of silver and $450 per ounce of gold delivered, or the prevailing market price, if lower, during the mine life. The drawdown of the cash payments is subject to the Company receiving the ROD and the arrangement of project financing.

In September 2010, the Company, pursuant to earn-in agreement with UCM to earn a 20% interest in Rosemont, entered into an off-take agreement with the Korean consortium for the sale of 30% of copper concentrate and molybdenum concentrate produced annually from Rosemont.

The Company signed off-take agreements with Red Kite for the sale of 20% of Rosemont’s copper concentrate production to a maximum of 1.5 million dry metric tonnes are delivered to Red Kite.

Augusta Resource Corporation
Notes to Consolidated Financial Statements
For the years ended December 31, 2012 and 2011
(All amounts are in U.S. dollars unless otherwise noted)

14.	INCOME TAXES

a)	Income tax expense

The provision for income taxes reported differs from the amount computed by applying cumulative Canadian federal and provincial income tax rates to the loss before the tax provision due to the following:

	2012	2011
Net comprehensive profit (loss)	$(7,413,877)	$16,879,065
Statutory tax rate	25.0%	26.5%
Provision for (recovery of) income taxes computed at statutory rates	(1,853,000)	4,473,000
Difference in foreign tax rates	(315,000)	2,619,000
Current year tax losses not recognized	2,363,000	(41,000)
Recognition of previously unrecognized tax attributes	-	(4,956,000)
Foreign exchange gain	118,000	293,000
Stock-based compensation	1,000,000	91,000
Other permanent differences	992,000	(1,268,000)
Deferred income tax expense	$2,305,000	$1,211,000

b)	The significant components of the Company's deferred tax assets and liabilities are as follows:

	December 31,	Recognized in	December 31,
	2011	Profit (Loss)	2012

Non-capital losses and other future tax deductions	$21,906,000	$3,460,000	$25,366,000
Working capital balances attributable to Joint Venture	1,223,000	(1,223,000)	-
Long-term debt	-	(245,000)	(245,000)
Mineral properties, deferred development and capital assets	(24,340,000)	(4,297,000)	(28,637,000)
Deferred income tax liability	$(1,211,000)	$(2,305,000)	$(3,516,000)

Augusta Resource Corporation
Notes to Consolidated Financial Statements
For the years ended December 31, 2012 and 2011
(All amounts are in U.S. dollars unless otherwise noted)

c)	Deferred tax assets have not been recognized in respect of the following items:

	2012	2011
Non-capital losses and other future tax deductions	$10,946,000	$7,538,000
Mineral properties, deferred development and capital assets	74,000	50,000
Other assets	93,000	118,000
	$11,113,000	$7,706,000

As at December 31, 2012, the Company had deductible temporary differences for which deferred tax assets have not been recognized because it is not probable that future profit will be available against which the Company can utilize the benefits.

As of December 31, 2012, the Company has Canadian loss carry forwards of approximately $33.1 million (2011 - $25.4 million) and US loss carry forwards of approximately $67.7 million (2011 - $53.6 million) and Mexican losses of $0.1 million (2011 – nil) available to reduce future years’ income for tax purposes. The Company recognizes the benefit of tax losses only to the extent of anticipated future taxable income in relevant jurisdictions. The tax loss carry forwards expire as follows:

Expiry of Tax Losses
December 31, 2015	$2,449,000
December 31, 2017	129,000
December 31, 2026	3,028,000
December 31, 2027	8,646,000
December 31, 2028	19,213,000
December 31, 2029	14,925,000
December 31, 2030	18,958,000
December 31, 2031	14,163,000
December 31, 2032	19,418,000
$100,929,000

d)	Unrecognized deferred tax liabilities

At December 31, 2012, the Company had no taxable temporary difference (2011 - $6,200,000) relating to investments in subsidiaries that has not been recognized because the Company controls whether the liability will be incurred and it is satisfied that it will not be incurred in the foreseeable future.

15.	SEGMENTED INFORMATION

The Company operates in one industry – mineral resource and development. The Company does not generate any significant revenue from its operations and the majority of non-current assets are in Canada and the U.S. As at December 31, 2012, the Company’s non-current assets in Canada were $1.39 million (December 31, 2011 - $1.87 million) and in the U.S. were $273.22 million (December 31, 2011 - $232.64 million). Non-current assets for this purpose consist of deposits on long-lead equipment, development costs, property, plant and equipment, mineral properties and other assets.

Augusta Resource Corporation
Notes to Consolidated Financial Statements
For the years ended December 31, 2012 and 2011
(All amounts are in U.S. dollars unless otherwise noted)

The following table summarizes the net comprehensive profit (loss) by geographic location at December 31, 2012 and 2011:

	2012	2011
Canada	$(5,009,682)	$(2,852,597)
U.S.	(5,009,682)	18,520,662
Net comprehensive profit (loss)	$(9,718,877)	$15,668,065

16.	SUBSEQUENT EVENTS

On January 31, 2013, the Company received the Air Quality Permit for its Rosemont Copper project from the Arizona Department of Environmental Quality. The Air Quality Permit stipulates the operating, monitoring and reporting parameters that Rosemont must comply with to meet all federal, state and local air quality requirements. Rosemont has received seven major permits required to commence construction with one major permit remaining, the Clean Water Act Section 404 Permit from the US Army Corp of Engineers, which the Company expects to receive upon the issuance of the Record of Decision on the Plan of Operations from the U.S. Forest Service.